UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest
event reported) March 1, 2015

SQUARE 1 FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36372	20-1872698
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

406 Blackwell Street, Suite 240, Durham, North Carolina 27701

(Address of principal executive offices and zip code)

(866) 355-0468

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.             Other Events.

On March 2, 2015, Square 1 Financial, Inc. (the “Company”) and PacWest Bancorp (“PacWest”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of March 1, 2015, by and between PacWest and the Company, pursuant to which PacWest and the Company will merge, subject to the terms and conditions set forth therein.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In addition, PacWest and the Company intend to make available to investors the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01.             Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated March 2, 2015

99.2	Investor Presentation, dated March 2, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 2, 2015

SQUARE 1 FINANCIAL, INC.

By:	/s/ Douglas H. Bowers
Name:	Douglas H. Bowers
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Press Release, dated March 2, 2015

99.2	Investor Presentation, dated March 2, 2015